EXHIBIT 12.1

ATLAS PIPELINE PARTNERS, L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(amounts in thousands, except ratios)

	Nine Months Ended September 30,
	2014	2013
Earnings:
Income (loss) before income tax expense (1)(2)	$115,405	$(43,819)
Fixed charges	82,648	73,612
Adjustment to net distributed income from equity investees	15,728	5,714
Interest capitalized	(9,861)	(5,320)
Amortization of previously capitalized interest	974	737
Non-controlling interest	(10,456)	(4,693)

Total	$194,438	$26,231

Fixed Charges:
Interest cost and debt expense	$69,275	$65,614
Interest capitalized	9,861	5,320
Interest allocable to rental expense(3)	3,512	2,678

Total fixed charges	82,648	73,612
Preferred dividends	5,624	—

Total fixed charges and preferred dividends	$88,272	$73,612

Ratio of earnings to fixed charges	2.35	— (4)

Ratio of earnings to fixed charges and preferred dividends	2.20	N/A

(1)	Includes a non-cash gain recognized on derivatives of $28.1 million and a $47.8 million gain on the sale of WTLPG for the nine months ended September 30, 2014.
(2)	Includes a non-cash loss recognized on derivatives of $13.1 million and a $26.6 million loss on early extinguishment of debt for the nine months ended September 30, 2013.
(3)	Represents one-third of the total operating lease rental expense, which is that portion, deemed to be interest.
(4)	The Partnership’s earnings were insufficient to cover its fixed charges by $47.4 million for the nine months ended September 30, 2013.